Oncolytics Biotech® Establishes Gastrointestinal Tumor Scientific Advisory Board to Advance Pelareorep as a Platform Immunotherapy

Initial members include Dr. Sanjay Goel (Rutgers), Dr. Deva Mahalingam (Northwestern), and Dr. Dirk Arnold (GOBLET study; Asklepios Tumorzentrum Hamburg)

Scientific Advisory Board to guide registration strategy for pelareorep across pancreatic, colorectal, and anal cancers

SAN DIEGO, CA, November 4, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced the formation of its Gastrointestinal (GI) Tumor Scientific Advisory Board (SAB), a group of leading oncology experts assembled to guide the Company’s clinical and regulatory strategy for developing pelareorep as a treatment for GI cancers.

Inaugural members of the SAB include Sanjay Goel, M.D., M.S., FASCO, Professor of Medicine and Director of the Phase I Program at Rutgers Cancer Institute of New Jersey; Deva Mahalingam, M.D., Ph.D., Professor of Medicine, GI oncologist and Director of the Developmental Therapeutics Program, Lurie Cancer Center at Northwestern University; and Dirk Arnold, M.D., Ph.D., FESMO, Principal Investigator of the GOBLET study, Professor of Medicine, and Director of Asklepios Tumorzentrum Hamburg, Germany. These three members have been the lead investigators in clinical trials evaluating pelareorep-based treatment regimens spanning colorectal cancer (CRC), pancreatic ductal adenocarcinoma (PDAC), and squamous cell anal carcinoma (SCAC). The SAB is expected to expand to six total members who will bring additional industry-leading clinical and regulatory expertise in these high-need GI cancer indications.

“Pelareorep has shown remarkable immune activation and durable efficacy across multiple GI tumor types,” said Dr. Sanjay Goel. “The opportunity to help guide Oncolytics as it moves toward registration studies is both scientifically and clinically exciting. I believe pelareorep has the potential to change how we approach immunotherapy in GI cancers.”

“As an investigator who has seen pelareorep’s clinical impact first-hand, I am impressed by its ability to synergize with checkpoint inhibitors and chemotherapy,” said Dr. Deva Mahalingam. “This advisory board represents a meaningful step toward positioning pelareorep as the first true platform immunotherapy in gastrointestinal tumors.”

“The clinical data emerging from the GOBLET study underscore pelareorep’s potential to improve outcomes across PDAC, CRC, and SCAC,” said Dr. Dirk Arnold. “I look forward to working with my colleagues and Oncolytics to help design and prioritize studies aimed at achieving regulatory approvals in these high-need indications.”

Dr. Thomas Heineman, Chief Medical Officer of Oncolytics Biotech, commented: “We are grateful to Drs. Goel, Mahalingam, and Arnold for joining our new GI SAB at this pivotal time for the Company. Their expertise in GI oncology and experience leading pivotal programs will be instrumental as we advance pelareorep towards registrational studies. The strength of this advisory board and the members’ enthusiasm for advancing the development of pelareorep reinforces our optimism about the role pelareorep can play in transforming the treatment landscape for patients with GI tumors.”

The Company stated that the SAB will play a critical role in shaping Oncolytics’ GI oncology development strategy, including the design of registration-enabling studies and potential pathways for accelerated approval in select tumor types. The SAB’s collective expertise will also support Oncolytics’ mission to establish pelareorep as the first platform immunotherapy in GI cancers.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; expectations regarding the Company’s proposed design of potential colorectal, pancreatic, and anal cancer registration studies; expectations relating to outcomes of ongoing and future studies; the future role and composition of the Gastrointestinal (GI) Tumor Scientific Advisory Board; Oncolytics’ plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; and its belief in the clinical promise of pelareorep in metastatic pancreatic and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics

Owen Blaschak
LifeSci Communications
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